UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June, 2015
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated May 29, 2015, announcing preliminary financial results for the quarter ended March 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: June 1, 2015	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 1Q 2015 results and increased quarterly dividend of $0.43 per share

Hamilton, Bermuda, May 29, 2015. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended March 31, 2015.

Highlights

•	Increased first quarter dividend of $0.43 per share

•	Delivery of remaining 8,700 TEU container vessels in combination with long-term charters

•	Acquisition of eight Capesize dry-bulk carriers in combination with charters to Golden Ocean

•	Revised terms on Frontline charters in exchange for 28% ownership in Frontline

•	Selected key financial data:

Three Months Ended
	Mar 31, 2015	Dec 31, 2014
Charter revenues(1)	$153m	$179m
EBITDA(2)	$127m	$149m
Net income	$33m	$25m
Earnings per share	$0.35	$0.27

Dividends and Results for the Quarter Ended March 31, 2015
The Board of Directors has declared an increased quarterly cash dividend of $0.43 per share. The dividend will be paid on or about June 30, 2015 to shareholders on record as of June 15, 2015 and the ex-dividend date at the New York Stock Exchange will be June 11, 2015. This will be the 45th consecutive quarterly dividend declared by the Company.
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $90.1 million, or $0.96 per share, in the first quarter of 2015. This number excludes $9.6 million of revenues classified as ‘repayment of investments in finance lease’, and $53.2 million of charter revenues earned by 100% owned assets classified as ‘investment in associate’.
The cash sweep agreement with Frontline had a positive effect of $9.9 million, or $0.11 per share in the first quarter. For the full year 2014 a total cash sweep of $32.7 million was recorded and paid to the Company in March 2015. There was also a $0.2 million profit share in the first quarter relating to some of our dry-bulk vessels.
Reported net operating income pursuant to U.S. GAAP for the quarter was $42.2 million, or $0.45 per share, and reported net income was $33.1 million, or $0.35 per share. This is after approximately $9.5 million, or $0.10 per share in negative non-cash charges, which includes a negative mark-to-market of $6.6 million related to interest rate hedging instruments and amortization of deferred charges of $2.9 million in the first quarter of 2015.

1. Charter revenues include total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’ and cash sweep/profit share income.
2. EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

Ole B. Hjertaker, Chief Executive Officer of Ship Finance Management AS said in a comment: "We continue expanding our asset base and charter backlog across our core business segments, and enjoy the benefits of a strong tanker market. The deal announced earlier today with Frontline could be very interesting for us, both from an earnings perspective with the new increased profit split starting from a lower level, and also with respect to the ownership position in Frontline. We raise our dividend again and have significant capital available for new accretive acquisitions".
Business Update
As of March 31, 2015 and adjusted for subsequent transactions, the fixed-rate charter backlog from our fleet of 72 vessels and rigs was approximately $4.1 billion, with an average remaining charter term of 5.7 years, or 9.1 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, may reduce the fixed charter backlog and average remaining charter term.
In January 2015, two 8,700 TEU container vessels were delivered to the Company from the shipyard in Korea. Both vessels have commenced their long-term time-charters to Hamburg Süd container line for a period of 7 years, similar to the two vessels delivered in September and November 2014. The vessels will have a full cash flow effect from the second quarter of 2015, and average EBITDA contribution from the four vessels is estimated to be approximately $46 million per year.
In February 2015, the charter for the harsh environment jack-up drilling rig West Linus was amended, whereby Seadrill has replaced North Atlantic Drilling as guarantor for the long-term charter to us. The West Linus is employed on a profitable 5-year sub-charter to Conoco Philips, and has enjoyed a very high utilization rate after start-up of the contract in May 2014.
In April 2015, the Company agreed to acquire eight Capesize dry-bulk carriers from subsidiaries of Golden Ocean in combination with long-term charters. The acquisition price will be $272 million en-bloc, or $34 million on average per vessel, and the vessels are expected to be delivered to Ship Finance between June and August 2015. The vessels will be chartered on a time-charter basis to a fully guaranteed subsidiary of Golden Ocean for a period of 10 years with daily base charter rates of $17,600 during the first seven years and $14,900 thereafter.
The charters include a charter rate adjustment element linked to movements in the interest rate level, effectively hedging our interest rate risk, and there will be a 33% profit share for revenues above the base charter rate, calculated and paid on a quarterly basis. Golden Ocean has a purchase option for the vessels at the end of year 10, and, if not exercised, Ship Finance can extend the charters for another three years at $14,900 per day. The aggregate annual EBITDA contribution from the vessels, excluding profit share, is estimated to be more than $30 million on average during the first seven years of the charter.
In May 2015, the Company announced a revised charter agreement with Frontline for 17 VLCCs and Suezmax crude oil tankers. The new agreement will take effect from July 1, 2015 and will be a combination of reduced long-term base rates, increased profit split and operating expenses adjusted to current market level. As compensation, the Company will receive 55 million shares in Frontline, equivalent to 27.7% on a fully diluted basis. For further details, please see the separate press release on the Company’s website www.shipfinance.org.
The crude oil tanker market was significantly stronger in the first quarter compared to the previous quarter, and according to market analysts, the market has strengthened further into the second quarter of 2015. The cash sweep from the vessels on charter to Frontline was $9.9 million in the first quarter, representing a full cash sweep on all the vessels.
The Company also has exposure to the crude oil tanker market through two modern Suezmax tankers operating in the spot market via a pool arrangement. In the first quarter, the average charter rate was approximately $37,400 per trading day for these vessels. One of the vessels was out of service for a total of 33 days in the quarter in connection with scheduled special survey and a major upgrade to improve earnings capacity. The work was completed on time and budget and the vessel is now back in service.

The Company has four drilling units on long-term fixed-rate bareboat contracts. The rigs generated approximately $60 million in aggregate EBITDA in the first quarter of 2015. Based on the fixed-rate charter structure for the drilling rigs, Ship Finance is not directly impacted by fluctuations in the drilling rig market.
At quarter-end, the Company owned approximately $62 million second-lien notes and 9.25 million warrants in the U.S liner company Horizon Lines, Inc. In November 2014, Horizon Lines announced a merger with Matson, Inc., subject only to regulatory approval of a sale of Horizon Lines’ Hawaii assets to The Pasha Group. The deadline for such regulatory intervention against the transaction passed in April 2015, and the transaction is expected to be consummated in the near future. The notes have been conservatively valued at 40% of their nominal value in our accounts.
Two 1,700 TEU container vessels are chartered out in the short-term market. The rates achieved in the container feeder segment have been marginally above operating expense levels so far into 2015, but rates are improving and we expect better net contribution from the third quarter onwards when the charters are due for renewal. For the time being, we intend to continue employing these vessels in the short term market.
Five of our Handysize dry-bulk carriers are chartered out on short-term time-charters with a fixed base rate and a profit share. The profit share generated was approximately $0.2 million in additional earnings in the first quarter. The Company intends to continue chartering these vessels in the short-term market until long-term rates improve.
Ship Finance owns a number of other vessels, including offshore support vessels, container vessels, car carriers, chemical tankers and dry-bulk carriers. The majority of our vessels and rigs are chartered out on long-term, fixed-rate contracts that provide the Company with stability in cash flow and earnings, irrespective of fluctuations in the short-term charter market.
Financing and Capital Expenditure
As of March 31, 2015, Ship Finance had a total liquidity position of approximately $182 million including approximately $50 million in cash and cash equivalents and approximately $132 million available under revolving credit facilities. In addition, the Company had financial assets with approximately $69 million book value classified as available for sale securities.
17 of the Company’s vessels were debt free at quarter-end, including 14 VLCCs and Suezmaxes on charter to Frontline. The Company is planning to refinance all the Frontline-related vessels in the near future, adding significant investment capacity.
The Company’s remaining capital expenditure commitments include eight Capesize dry-bulk carriers, due to be delivered in the second and third quarter, at a total cost of $272 million. We are in the process of arranging a $177 million long-term financing from a syndicate of banks, and the remaining $95 million will be funded from our available liquidity.
The Company is in compliance with all financial covenants and several of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance.
Strategy and Outlook
Management is committed to continuing the conservative profile of the Company and to pursuing the strategy of building distribution capacity through chartering out the majority of our assets on long-term charters to reputable operators in the shipping and offshore markets.
All of our counterparties are performing well, and the new agreement with Frontline provides us with a more robust structure for those vessels in case the market should soften at a later stage, combined with improved earnings capacity in stronger markets.

One of our competitive strengths is the diversified asset approach which provides us with flexibility to invest across several shipping and offshore markets and benchmark deals across segments. So far this year, we have taken delivery of two 8,700 TEU vessels and agreed to acquire eight Capesize dry-bulk carriers. The Company still has significant capital available for new investments and we see opportunities in several of our core segments.
Corporate and Other Matters
The Board of Directors is pleased to announce the appointment of Mr. Bert Bekker and Ms. Georgina E. Sousa as Directors to fill vacancies on the Board. Mr. Bekker has been in the heavy marine transport industry since 1978 when he co-founded Dock Express Shipping Rotterdam, the predecessor of Dockwise Transport. Mr. Bekker currently serves as a director of Wilh. Wilhelmsen Netherlands B.V., part of the Wilh. Wilhelmsen ASA Group, Seadrill Limited and Seadrill Partners LLC. Ms. Sousa has served as company secretary since December 1, 2006. She is a director and the Head of Corporate Administration for Frontline Ltd., and also a director of Frontline 2012 Ltd. and North Atlantic Drilling Ltd. For further biographical information, please visit the Company’s website www.shipfinance.org.
Accounting Items
Under U.S. GAAP, subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associate’ using the ‘equity method’.
All the equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the leases, Ship Finance has not been deemed ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates and long term investments’ and ‘Results in associate’.
In Ship Finance’s consolidated Balance Sheet, the net investments are shown as a combination of ‘Investment in associate’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as webcast at our website at www.shipfinance.org.
Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

May 29, 2015

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 2311 4009
André Reppen, Senior Vice President: +47 2311 4055

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2015 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Mar 31,	Dec 31,	2014
except per share data)	2015	2014	(audited)
Charter revenues - operating lease	60,204	55,448	201,880
Charter revenues - finance leases	29,348	32,338	136,151
Revenues classified as Repayment of investment in finance leases	(9,600)	(10,543)	(44,300)
Profit share income	191	166	1,093
Cash sweep income	9,945	11,253	32,663
Total operating revenues	90,088	88,662	327,487

Gain on sale of assets and termination of charters	(114)	3,830	23,931

Vessel operating expenses	(27,460)	(31,158)	(119,470)
Administrative expenses	(1,835)	(1,774)	(7,609)
Depreciation	(18,479)	(18,501)	(67,393)
Vessel impairment charge	—	(11,800)	(11,800)

Total operating expenses	(47,774)	(63,233)	(206,272)

Operating income	42,200	29,259	145,146

Results in associate(1)	7,878	10,472	33,497
Interest income from associates and long term investments(1)	4,668	6,299	24,857
Interest income, other	4,540	3,799	15,594
Interest expense	(15,176)	(19,001)	(74,810)
Amortization of deferred charges	(2,852)	(3,061)	(11,271)
Gain on sale of associate	—	6,055	6,055
Other financial items	(52)	(259)	(1,358)
Expense related to non-designated derivatives	(8,096)	(8,426)	(14,895)
Taxes	—	—	—
Net income	33,110	25,137	122,815

Basic earnings per share ($)	0.35	0.27	1.32

Weighted average number of shares	93,412,667	93,402,261	93,330,622
Common shares outstanding	93,443,000	93,404,000	93,404,000

(1)
Three of our subsidiaries were accounted for as ‘Investment in associate’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associate’ and ‘Interest income from associates and long term investments’.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2015 REPORT (UNAUDITED)

BALANCE SHEET	Mar 31,	Dec 31, 2014
(in thousands of $)	2015	(audited)
ASSETS
Short term
Cash and cash equivalents	49,730	50,818
Available for sale securities	69,116	73,656
Amount due from related parties	62,044	152,491
Other current assets	67,778	63,260

Long term
Newbuildings and vessel deposits	—	87,567
Vessels and equipment, net	1,361,138	1,377,133
Investment in finance leases	690,630	709,014
Investment in associate(1)	60,000	53,457
Amount due from related parties - Long term(1)	433,898	425,325
Deferred charges	34,438	36,958
Other long-term assets	12,708	11,875

Total assets	2,841,480	3,041,554

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	212,361	182,415
Other current liabilities	21,106	30,231
Amount due to related parties	1,642	1,109

Long term
Long term interest bearing debt	1,330,682	1,550,044
Other long term liabilities	117,088	124,263

Stockholders’ equity(2)	1,158,601	1,153,492
Total liabilities and stockholders’ equity	2,841,480	3,041,554

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associate’ and intercompany loans classified as ‘Amount due from related parties, long term’. In addition to this, notes from Frontline Ltd. are included in the line item ‘Amount due from related parties, long term’.

(2)
As of March 31, 2015, ‘Stockholders’ equity’ excludes $85.6 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to ‘Stockholders’ equity’ in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2015 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Mar 31,	Dec 31,	Dec 31, 2014
	2015	2014	(audited)

OPERATING ACTIVITIES
Net income	33,110	25,137	122,815
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,755	21,078	76,683
Vessel impairment charge	—	11,800	11,800
Adjustment of derivatives to fair value recognised in net income	6,565	6,308	7,699
Gain on sale of assets and termination of charters	114	(3,830)	(23,931)
Result in associate	(7,878)	(10,472)	(33,497)
Gain on sale of associated company	—	(6,055)	(6,055)
Other, net	(1,757)	(1,164)	(3,555)
Change in operating assets and liabilities	14,680	(6,207)	(19,558)
Net cash provided by operating activities	65,589	36,595	132,401

INVESTING ACTIVITIES
Repayment of investments in finance leases	9,314	10,240	43,120
Proceeds from sale of vessel/new buildings and termination of charters	(2,003)	82,587	199,429
Net investment in newbuildings and vessel deposits	(85,785)	(72,069)	(202,333)
Purchase of vessels	(1,650)	(1,965)	(192,864)
Cash arising from sale of associate	111,095	—	—
Cash received from (paid to) associates(1)	(50,673)	39,570	88,585
Other assets / investments	(4,011)	(22,181)	42,123
Net cash provided by/ (used in) investing activities	(23,713)	36,182	(21,940)

FINANCING ACTIVITIES
Proceeds from long and short term debt	128,308	121,150	733,632
Expenses paid in connection with securing finance	(403)	(2,422)	(7,460)
Repayment of long and short term debt	(126,981)	(135,073)	(616,783)
Re-purchase of Company bonds	(5,079)	—	(75,262)
Cash received from share issue	418	55	927
Payments in lieu of issuing shares for exercised share options	—	—	(1,196)
Cash dividends paid	(39,227)	(38,292)	(152,142)
Net cash used in financing activities	(42,964)	(54,582)	(118,284)

Net increase/ (decrease) in cash and cash equivalents	(1,088)	18,195	(7,823)
Cash and cash equivalents at beginning of period	50,818	32,623	58,641
Cash and cash equivalents at end of period	49,730	50,818	50,818

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ during the quarter. The ‘Cash received from/ (paid to) associates’ is only a part of the contribution from these subsidiaries. The balance is recorded as ‘Interest income from associates and long term investments’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FIRST QUARTER 2015 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended March 31, 2015

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease	19,760	13,416	19,992	53,168
Revenues classified as Repayment of investment in finance leases	(14,078)	(7,503)	(10,488)	(32,069)
Interest expense, related party(1)	(1,631)	(1,631)	(1,406)	(4,668)
Interest expense, other	(2,170)	(2,187)	(3,898)	(8,255)
Other items	(5)	(157)	(136)	(298)
Net income(2)	1,876	1,938	4,064	7,878

(1)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associate and long term investments’.

(2)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associate’.

Selected balance sheet data as of March 31, 2015

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	—	—	—	—
Investment in finance leases	414,718	418,741	563,990	1,397,449
Other assets	7,139	7,317	6,886	21,342
Total assets	421,857	426,058	570,876	1,418,791

Short term and current portion of long term interest bearing debt	22,667	27,500	51,458	101,625
Other current liabilities	2,671	1,169	39,826	43,666

Long term interest bearing debt	265,444	249,375	337,917	852,736
Long term loans from shareholders, net	97,234	134,676	125,000	356,910
Other long term liabilities	—	—	3,854	3,854

Stockholders equity(1)	33,841	13,338	12,821	60,000

Total liabilities and stockholders’ equity	421,857	426,058	570,876	1,418,791

(1)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associate’.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
FIRST QUARTER 2015 (UNAUDITED)

EBITDA	Three months ended		Twelve months
(in thousands of $)	Mar 31,	Dec 31,	ended Dec 31,
	2015	2014	2014

Net income	33,110	25,137	122,815

Add:
Expense related to non-designated derivatives	8,096	8,426	14,895
Amortization of deferred charges	2,852	3,061	11,271
Interest expense	15,176	19,001	74,810
Interest income, other(1)	(16)	(472)	(4,576)
Interest income from associates	(4,668)	(6,299)	(24,464)
Results in associate	(7,878)	(10,472)	(33,497)
Depreciation	18,479	18,501	67,393
Gain on sale of assets and termination of charters	114	(3,830)	(23,931)
Gain on sale of associated company	—	(6,055)	(6,055)
Vessel impairment charge	—	11,800	11,800
Repayment of investment in finance leases	9,314	10,240	43,120
Other reconciling items	(524)	(305)	(295)
Investment in associate
Charter revenues - finance lease	53,168	80,083	299,505
Charter revenues - operating lease	—	—	3,663
Total operating expenses	—	—	(3,065)

EBITDA (2)	127,223	148,816	553,389

(1)	Interest income excludes interest income generated from financial investments.

(2)
‘EBITDA’ is not a US-GAAP figure. It is defined as aggregate charter hire from all our 100% owned assets, cash sweep/profit share income and revenues from financial investments, less vessel operating expenses and general & administrative expenses.